Jenner & Block LLP
1155 Avenue of the Americas
New York, New York 10036

November 4, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Shift Technologies, Inc.
Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-267601)

Ladies and Gentlemen:

On behalf of Shift Technologies, Inc., a Delaware corporation (the “Company”), we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 3, 2022, regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-4, File No. 333-267601, filed with the Commission on November 2, 2022 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comment have been made in Amendment No. 3 to the Registration Statement on Form S-4 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter. Certain capitalized terms set forth in this letter are used as defined in the Amendment. Where, through the Amendment, the Company has revised the Registration Statement in response to the Staff’s comment, we have noted the applicable page number in the Company’s response.

Registration Statement on Form S-4

1.
We note your amended disclosure and opinion of counsel in response to comment 1. Please further revise both (a) your disclosure and (b) the opinion of counsel filed as Exhibit 8.1 to state clearly that the disclosure in the relevant tax consequences sections of the prospectus (i.e., “Tax Consequences of the Merger to U.S. Holders Generally” beginning on page 155 and “Federal Income Tax Treatment of the Reverse Stock Split Amendment” beginning on page 158) is the opinion of counsel as to the applicable U.S. federal income tax consequences to U.S. holders generally. Please refer to Sections III.B.2, C.1 and C.2 of Staff Legal Bulletin No. 19 for guidance.

Response:

The Company respectfully notes the Staff’s comment and a revised opinion of Jenner & Block LLP is being attached to the Amendment as Exhibit 8.1. Please also see the revised disclosure on pages 12, 28, 155 and 158.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at mglass@jenner.com or (212) 891-1672.

Sincerely,
/s/ Martin C. Glass

Martin C. Glass

cc:	Valerie Ford Jacob Sebastian L. Fain Freshfields Bruckhaus Deringer US LLP